UNITED STATES

                  SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C. 20549





                              FORM U-9C-3



                 QUARTERLY REPORT PURSUANT TO RULE 58

           For the Quarterly Period Ended December 31, 1999





                          ENTERGY CORPORATION
                       (a Delaware corporation)
                           639 Loyola Avenue
                     New Orleans, Louisiana 70113
                       Telephone (504) 529-5262
  __________________________________________________________________
(Name of registered holding company and address of principal executive offices)

ITEM 1 - ORGANIZATION CHART

     N/A for the fourth calendar quarter of the fiscal year.


ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS
Company   Type of   Principal   Issue             Person   Collateral  Consideration
issuing   security  amount of    or     Cost of   to whom  given with  received for
security   issued   security   renewal  capital  security   security   each security
                                                    was
                                                  issued

  None      N/A        N/A       N/A      N/A       N/A       N/A           N/A


Company contributing   Company receiving      Amount of capital
      capital               capital             contribution

        None                  None                   N/A

ITEM 3 - ASSOCIATE TRANSACTIONS

  Part I - Transactions Performed by Reporting Companies on Behalf of
                         Associated Companies

Reporting Associate
 company   company   Types of  Direct   Indirect            Total
rendering receiving  services   costs    costs    Cost of   amount
services  services   rendered  charged  charged   capital   billed

  None      None       N/A       -0-      -0-       N/A      -0-


 Part II - Transactions Performed by Associated Companies on Behalf of
                          Reporting Companies
 Associate    Reporting
  company      company       Types of      Direct costs  Indirect              Total
 rendering    receiving      services        charged      costs    Cost of    amount
  services     services      rendered                    charged   capital    billed

  Entergy      Entergy    Professional     $5,199,573    $ -0-       N/A    $5,199,573*
Enterprises,    Power     services and
 Inc.(EEI)    Marketing   back office
                Corp.     support.
                (EPMC)

  Entergy       Entergy     Same as above.   $318,944      $ -0-       N/A    $318,944*
Enterprises,    Holdings,
 Inc. (EEI)     Inc. (EHI)


  Entergy       Entergy     Same as above.    $17,356      $ -0-       N/A     $17,356
 Holdings,      Thermal,
 Inc. (EHI)     LLC (ETLLC)


 Entergy        Entergy      Same as above.    $2,898      $ -0-       N/A      $2,898
 Holdings,      Business
Inc. (EHI)     Solutions,
                LLC (EBS)


  Entergy       Entergy     Administrative/  $132,724      $ -0-       N/A    $132,724
 Operations     Thermal,    Management
 Services,    LLC (ETLLC)   services.
Inc. (EOSI)


  *Includes Entergy Services, Inc. costs of $544,684 and $141,751 for services rendered indirectly through EEI to EPMC and EHI, respectively.

               ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
  Total consolidated capitalization as of December 31, 1999   $14,505,090,000    Line 1
  Total capitalization multiplied by 15% (line 1 multiplied                      Line 2
   by 0.15)                                                     2,175,763,500
  Greater of $50 million or line 2                              2,175,763,500    Line 3

  Total current aggregate investment:
   Energy marketing and brokering (EPMC)                          407,500,000
   Energy related technical and similar services (EHI)              7,818,760
   Development and ownership of QFs (Entergy Power Holdings
    USA Corp.)                                                          2,000
                                                               ______________
      Total current aggregate investment*                         415,320,760    Line 4
                                                               ==============
Difference between the greater of $50 million or 15% of
capitalization and the total aggregate investment of the
registered holding company system (line 3 less line 4)         $1,760,442,740    Line 5
                                                               ==============


*Excludes other investments of $2,500,000 included under Item 5 that are excluded from the calculation of "Aggregate Investment" under rule 58.

ITEM 5 - OTHER INVESTMENTS

 Major line of       Other            Other         Reason for
energy-related   investment in    investment in   difference in
   business       last U-9C-3      this U-9C-3        other
                    report           report         investment

Energy            $2,500,000*      $2,500,000*         N/A
marketing and
brokering (EPMC)

*     EPMC  received  an  order  from  the  Federal  Energy  Regulatory
Commission on October 12, 1995 determining that EPMC was an exempt wholesale generator under Section 32 of the Act. On July 29, 1996, EPMC issued and sold 250 shares of common stock to Entergy Corporation for $2,500,000 pursuant to the financing exemption set forth in Section
32. EPMC withdrew its exempt wholesale generator status on March 24, 1997.

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A.   Financial Statements

     N/A for the fourth calendar quarter of the fiscal year.

B.   Exhibits

     Certificate of filing of Form U-9C-3 for the 3rd Quarter of 1999 with interested commissions and municipal regulator.

                                 SIGNATURE


     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                 Entergy Corporation



                                 By: /s/ Nathan E. Langston
                                        Nathan E. Langston
                                     Vice President and Chief
                                        Accounting Officer


Dated:  March 29, 2000